UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RAPID THERAPEUTIC SCIENCE LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

753431105
(CUSIP Number)

Sean Berrier 7108 Duffield Dr. Dallas, Texas 75248 (214) 502-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Sean Berrier

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	Sec Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power -0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power 50,333,333 shares*

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 50,333,333 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,333,333 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 27.6%#

14.	Type of Reporting Person (See Instructions) IN

* 54,600,000 as of December 2, 2020.

# 30.5% as of December 2, 2020.

CUSIP No. 753431105	Schedule 13D	Page 3 of 5

Item 1. Security and Issuer

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Rapid Therapeutic Science Laboratories, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 5580 Peterson Lane, Suite 200, Dallas, Texas 75240.

Item 2. Identity and Background

(a)This Statement is being filed by Sean Berrier (the “Reporting Person”).

(b)Mr. Berrier’s business address is 5580 Peterson Lane, Suite 200, Dallas, Texas 75240.

(c)Mr. Berrier’s principal business occupation is Senior Vice President (a non-executive officer position) of the Issuer.

(d)The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Berrier is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Effective on December 2, 2020, Texas MDI, Inc., which is controlled by Mr. Donal R. Schmidt, Jr., the Chief Executive Officer and Director of the Issuer, which owned 140,000,000 shares of the Issuer’s Common Stock, representing 78.1% of the Issuer’s then outstanding shares of Common Stock, distributed such shares of Common Stock pro-rata and in-kind to its shareholders, for no consideration (the “Distribution”). Pursuant to the Distribution, Mr. Berrier, who was a shareholder of TMDI, received 54,600,000 shares of Common Stock, in-kind and for no consideration.

Effective on or around December 2020, Mr. Berrier sold (a) 11,666,667 shares of common stock for $500,000 ($0.30 per share); (b) 2,000,000 shares of common stock for $500,000 ($0.25 per share); and (c) 600,000 shares of common stock for $150,000 ($0.25 per share), respectively, in private transactions.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a)The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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(c)A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)Any material change in the present capitalization or dividend policy of the Issuer;

(f)Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)As of the close of business on February 3, 2021, the Reporting Person beneficially owns in aggregate 50,333,333 shares of Common Stock representing 27.6% of the 182,261,608 shares of the Company’s issued and outstanding Common Stock on such date (as confirmed by the Issuer’s transfer agent).

(b)Mr. Berrier has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 50,333,333 shares of Common Stock held by Mr. Berrier.

(c)See Item 3, above.

(d)No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e)N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021	/s/ Sean Berrier
Sean Berrier